VRB Power Systems
INCORPORATED

NC

03 FEB 26 AM 7:21

03007057

February 18, 2003

Securities & Exchange Commission
Office of International Finance
Mail Stop 3-2
455th Street, N.W.
Washington, DC
20549

SUPPL

Dear Sirs:

Re: ***VRB Power Systems Inc. (formerly Vanteck (VRB) Technology Corp)***
12g3-2(b) Exemption – File No. 34688

Please find attached for submission, VRB Power's most recent filings pursuant to TSX Venture Exchange and Canada Business Corporations Act rules.

Please do not hesitate to contact the writer should you wish further information.

Yours truly,
VRB Power Systems Inc.

Susan L. Wilson,
Legal Assistant

PROCESSED
MAR 10 2003
THOMSON
FINANCIAL

dlw 3/14

SUITE 1645 – 701 WEST GEORGIA STREET, VANCOUVER, B.C., V7Y 1C6
Ph: (604) 697-8820 Fax: (604) 681-4923 e-mail: info@vrbpower.com

#34688

BRITISH
COLUMBIA

NUMBER: **A-42154**

CERTIFICATE
OF
CHANGE OF NAME

for an extraprovincial company

COMPANY ACT

03 FEB 26 AM 7:21

***I Hereby Certify** that*

VANTECK (VRB) TECHNOLOGY CORP.

has this day filed documents evidencing its change of name to

VRB POWER SYSTEMS INC.

***Issued** under my hand at Victoria, British Columbia*
on January 30, 2003

JHPowell

JOHN S. POWELL
Registrar of Companies
PROVINCE OF BRITISH COLUMBIA
CANADA

#34688

TSX venture EXCHANGE

FORM 5H
NAME CHANGE WITHOUT CONSOLIDATION OR SPLIT FILING FORM

Current Name Vanteck (VRB) Technology Corp.

New Name VRB Power Systems Inc. (the "Issuer").

Current Trading Symbol: VRB

1. General Information

Date of special resolution approving name change: December 24, 2002 (Company's AGM)

Authorized capital: Unlimited

Issued shares: 51,554,777

Escrowed shares: 5,000,000

Transfer Agent: Pacific Corporate Trust

New CUSIP Number: 91829G 10 2

- New symbol and security number to be provided by the Exchange

If the Issuer is declared Inactive, state the date it was declared Inactive by the Exchange.

N/A

Is this application being completed in connection with a Reactivation, RTO or COB? Yes ____ No X

If Yes, please provide details.

2. Required Documents/Information

Enclose the following documentation/information (or indicate if not applicable).

a) Specimen of new share certificate with new CUSIP.
If new CUSIP not yet received, confirm date applied to CDS for CUSIP.

91829G 10 2 – Specimen Certificate being sent directly by transfer agent

b) Date of Exchange letter accepting and reserving the proposed name.

January 2, 2003

c) Proof of name reservation with the applicable corporate registry.

Attached

d) Proposed or actual transmittal letter to shareholders.

Attached

e) Letter from transfer agent with confirmation that transfer agent has enough new share certificates for distribution.

Sent directly by transfer agent

Date January 8, 2003

Prepared by "Gavin Cooper"
Gavin Cooper, Chief Financial Officer

No. 34688

Industry Canada | Industrie Canada

Certificate of Amendment

Certificat de modification

Canada Business Corporations Act

Loi canadienne sur les sociétés par actions

VRB Power Systems Inc.

211800-9

Name of corporation-Dénomination de la société

Corporation number-Numéro de la société

I hereby certify that the articles of the above-named corporation were amended:

Je certifie que les statuts de la société susmentionnée ont été modifiés:

- [ ] a) under section 13 of the *Canada Business Corporations Act* in accordance with the attached notice; / a) en vertu de l'article 13 de la *Loi canadienne sur les sociétés par actions*, conformément à l'avis ci-joint;
- [ ] b) under section 27 of the *Canada Business Corporations Act* as set out in the attached articles of amendment designating a series of shares; / b) en vertu de l'article 27 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses modificatrices ci-jointes désignant une série d'actions;
- [x] c) under section 179 of the *Canada Business Corporations Act* as set out in the attached articles of amendment; / c) en vertu de l'article 179 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses modificatrices ci-jointes;
- [ ] d) under section 191 of the *Canada Business Corporations Act* as set out in the attached articles of reorganization; / d) en vertu de l'article 191 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses de réorganisation ci-jointes;

[signature]

Director - Directeur

January 17, 2003 / le 17 janvier 2003

Date of Amendment - Date de modification

Canada

No. 34688

Industry Canada / Industrie Canada

Canada Business Corporations Act / Loi canadienne sur les sociétés par actions

ELECTRONIC TRANSACTION REPORT / **RAPPORT DE LA TRANSACTION ÉLECTRONIQUE**

ARTICLES OF AMENDMENT (SECTIONS 27 OR 177) / **CLAUSES MODIFICATRICES (ARTICLES 27 OU 177)**

Processing Type - Mode de traitement: E-Commerce/Commerce-É

1. Name of Corporation - Dénomination de la société	2. Corporation No. - N° de la société
Vanteck (VRB) Technology Corp.	211800-9

3. **The articles of the above-named corporation are amended as follows:**
Les statuts de la société mentionnée ci-dessus sont modifiés de la façon suivante:

The name of the Corporation be changed from Vanteck (VRB) Technology Corp. to "VRB Power Systems Inc."

Date	Name - Nom	Signature	Capacity of - en qualité
2003-01-17	GAVIN COOPER		AUTHORIZED OFFICER

Canada